SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549

                              SCHEDULE 13G

           Under the Securities Exchange Act of 1934


                           (Amendment No. 1)



                           CAPITAL BANCORP
                  _________________________________
                           (Name of Issuer)


                    Common Stock, $1.00 Par Value
                 ___________________________________

                    (Title of Class of Securities)


                              139734 10 7
                 ___________________________________
                             (CUSIP Number)






The information required on the remainder of this cover page shall not be deemed "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).













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                        CUSIP No. 139734 10 7


(1)    Names of Reporting Persons: Leon J. Simkins

       S.S. or I.R.S. Identification Nos. of Above Persons:

(2)    Check the Appropriate Box if a Member of a Group:
       (See Instructions)  (a)   [   ]       (b)    [X]

(3)    SEC Use Only:

(4)    Citizenship or Place of Organization: U.S.A.

       Number of          (5) Sole Voting Power:         547,290(1)
      Shares Bene-
        ficially          (6) Shared Voting Power:       170,109(2)
        Owned by
      Each Report-        (7) Sole Dispositive Power:    547,290(1)
       ing Person
         With             (8) Shared Dispositive Power:  170,109(2)

(9)    Aggregate Amount Beneficially Owned by
       Each Reporting Person:                        717,399 Shares

(10)   Check if the Aggregate Amount in Row (9)
       Excludes Certain Shares:                      [   ]

(11)   Percent of Class Represented by Amount in Row (9):   9.5%(3)

(12)   Type of Reporting Person:  IN

___________________

(1) Includes 13 shares held by Mr. Simkins as a custodian under the Florida Gifts to Minors Act and 28,000 shares Mr. Simkins has the right to acquire pursuant to currently exercisable options.

(2) These shares are held by an irrevocable trust for the benefit of Mr. Simkins' children.

(3) Calculated on the basis of 7,558,714 shares of Common Stock outstanding on February 3, 1997.




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Item 1(a).        Name of Issuer:

                  CAPITAL BANCORP

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  1221 Brickell Avenue, 12th Floor
                  Miami, Florida 33131

Item 2(a).        Name of Person Filing:

                  Leon J. Simkins

Item 2(b).        Address of Principal Business Office:
                  5200 Blue Lagoon Drive
                  Suite 425
                  Miami, Florida 33126

Item 2(c).        Citizenship:

                  U.S.A.

Item 2(d).        Title of Class of Securities:

                  Common Stock, $1.00 Par Value

Item 2(e).        CUSIP Number:

                  139734 10 7

Item 3.           If this statement is filed pursuant to Rules
                  13d-1(b), or 13d-2(b), identify the status of the person filing.

                  Not applicable.

Item 4.           Ownership.

    (a)           Amount Beneficially Owned: 717,399 shares

    (b)           Percent of Class: 9.5% (3)

____________________
(3) Calculated on the basis of 7,558,714 shares of Common Stock outstanding on February 3, 1997.

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    (c)  Number of shares as to which such person has:

        (i) sole power to vote or to direct the vote:   547,290(1)

       (ii) shared power to vote or to direct the vote: 170,109(2)

      (iii) sole power to dispose or to direct the
            disposition of:                             547,290(1)

       (iv) shared power to dispose or to direct the    170,109(2)
            disposition of:

Item 5.           Ownership of Five Percent or Less of a Class.

       If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of
       securities, check the following    [  ].

Item 6.           Ownership of More than Five Percent on Behalf of
                  Another Person.

                  Not applicable.

Item 7.           Identification and Classification of the
                  Subsidiary Which Acquired the Security Being
                  Reported on By the Parent Holding Company.

                  Not applicable.

Item 8. Identification and Classification of Members of the Group.

                  Not applicable.

Item 9.           Notice of Dissolution of Group.

                  Not applicable.

Item 10.          Certification.

                  Not applicable.
_______________________
(1) Includes 13 shares held by Mr. Simkins as a custodian under the Florida Gifts to Minors Act and 28,000 shares Mr. Simkins has the right to acquire pursuant to currently excisable options.

(2) These shares are held by an irrevocable trust for the benefit of Mr. Simkins' children.

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                             SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



February 10, 1997                          /s/ Leon J. Simkins
                                          --------------------
                                               Leon J. Simkins





























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